UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MATTRESS FIRM HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number)

Sharlyn C. Heslam
Berkshire Partners LLC
200 Clarendon Street, 35th Floor
Boston, MA 02116
(617) 227-0050

with a copy to:

Edward S. Horton, Esq.
Seward & Kissel LLP
1 Battery Park Plaza

New York, NY 10004

(212) 574-1265

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W106	13D	Page 2 of 16

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,253,501
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,253,501
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,253,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.1% *
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 3 of 16

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,253,501
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,253,501
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,253,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.1% *
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 4 of 16

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,445,280
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,445,280
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,445,280
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6% *
14	Type of Reporting Person IA

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 5 of 16

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,808,221
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,808,221
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,808,221
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.5% *
14	Type of Reporting Person IA

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 6 of 16

1	Names of Reporting Persons Berkshire Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,687,158
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,687,158
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,158
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5% *
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 7 of 16

1	Names of Reporting Persons Berkshire Fund VIII-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 701,028
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 701,028
11	Aggregate Amount Beneficially Owned by Each Reporting Person 701,028
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9% *
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 8 of 16

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,106,703
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,106,703
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,106,703
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.7% *
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 9 of 16

1	Names of Reporting Persons Stockbridge Absolute Return Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,412
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,412
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,412
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) less than 0.1% *
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 10 of 16

1	Names of Reporting Persons Stockbridge Master Fund (OS), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 187,154
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 187,154
11	Aggregate Amount Beneficially Owned by Each Reporting Person 187,154
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5% *
14	Type of Reporting Person PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 11 of 16

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,550
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,550
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,550
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% *
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 12 of 16

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,544
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,544
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,544
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% *
14	Type of Reporting Person OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of June 10, 2016, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the Securities and Exchange Commission on June 13, 2016.

CUSIP No. 57722W106	13D	Page 13 of 22

CUSIP No. 57722W106	13D	Page 13 of 16

EXPLANATORY NOTE

This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D first filed on February 9, 2016, as amended on March 28, 2016, as amended on April 8, 2016 and as amended on June 3, 2016 (as amended, the "Schedule 13D"), and is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): Berkshire Partners Holdings LLC ("BPH"), BPSP, L.P. ("BPSP"), Berkshire Partners LLC ("BP"), Stockbridge Partners LLC ("SP"), Berkshire Fund VIII, L.P. ("BF VIII"), Berkshire Fund VIII-A, L.P. ("BF VIII-A"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Absolute Return Fund, L.P. ("SARF"), Stockbridge Master Fund (OS), L.P. ("SOS"), Berkshire Investors IV LLC ("BI IV") and Berkshire Investors III LLC ("BI III"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings provided to them in the Schedule 13D.

Certain of the Reporting Persons filed a statement on Schedule 13G on September 27, 2013, as amended on February 14, 2014 and February 17, 2015, with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.

Items 4, 5(a) and 6 of the Schedule 13D are amended and supplemented as follows:

Item 4. Purpose of Transaction.

Item 4 is amended to add the following paragraphs immediately before the last paragraph thereof:

As reported in the Issuer's Form 8-K filed on August 8, 2016, on August 6, 2016, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands ("Parent"), Stripes US Holding, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent ("HoldCo"), and Stripes Acquisition Corp., a Delaware corporation and direct, wholly-owned subsidiary of HoldCo ("Purchaser").  Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the "Offer") to purchase any and all of the issued and outstanding shares of Common Stock at a purchase price of $64.00 per share (the "Offer Price") in cash, without interest.  If certain conditions are satisfied and the Offer closes, Purchaser will be merged with and into the Issuer (the "Merger") pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Issuer surviving the Merger.

In connection with the Merger, each Berkshire Support Stockholder (as defined in Item 6) entered into a Support Agreement (as defined in Item 6).  The disclosure contained under the heading "Support Agreements" in Item 6 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Paragraph 13 of Item 5(a) is amended and restated in its entirety to read as follows:

Pursuant to the Issuer's quarterly report on Form 10-Q for the quarter ended May 3, 2016 and filed with the SEC on June 13, 2016, there were 37,214,651 shares of Common Stock issued and outstanding as of June 10, 2016.  Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 14.1% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

i.	BPH beneficially owns 14.1% of the Issuer's Common Stock.
ii.	BPSP beneficially owns 14.1% of the Issuer's Common Stock.
iii.	BP beneficially owns 6.6% of the Issuer's Common Stock.
iv.	SP beneficially owns 7.5% of the Issuer's Common Stock.
v.	BF VIII beneficially owns 4.5% of the Issuer's Common Stock.
vi.	BF VIII-A beneficially owns 1.9% of the Issuer's Common Stock.
vii.	SF beneficially owns 5.7% of the Issuer's Common Stock.
viii.	SARF beneficially owns less than 0.1% of the Issuer's Common Stock.
ix.	SOS beneficially owns 0.5% of the Issuer's Common Stock.
x.	BI III beneficially owns 0.1% of the Issuer's Common Stock.
xi.	BI IV beneficially owns 0.1% of the Issuer's Common Stock.

CUSIP No. 57722W106	13D	Page 14 of 16

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Support Agreements

On August 6, 2016, in connection with the Merger Agreement, each of BF VIII, BF VIII-A, BI III, BI IV, SARF, SF, SOS and SP (each a "Berkshire Support Stockholder" and collectively, the "Berkshire Support Stockholders"), solely in their respective capacities as stockholders of the Issuer, entered into a Support Agreement (collectively, the "Support Agreements") with Parent, HoldCo and Purchaser.  Each Support Agreement provides that the applicable Berkshire Support Stockholder will vote all of the shares of Common Stock held by it in connection with any meeting of stockholders of the Issuer, or any action by written consent, against any action or agreement which would impede or interfere with the Offer or the Merger.  Pursuant to the Support Agreements, in the event that (i) Parent increases the Offer Price above $64.00 per share or (ii) the Issuer is obligated to pay a "company termination fee" (as defined in the Merger Agreement) and an "acquisition proposal" (as defined in the Merger Agreement) from a third party at a price higher than the Offer Price, occurs within one year of commencement of the Offer, Parent is entitled to receive from each Berkshire Support Stockholder 90% of all profits above the Offer Price received by it in respect of the shares subject to its Support Agreement. The Support Agreements, other than the profit sharing provisions described in clause (ii) above, terminate upon certain events, including completion of the Merger or certain adverse modifications or termination of the Merger Agreement pursuant to its terms.

The foregoing description of the Support Agreements is not complete and is qualified by reference to the form of Support Agreement filed as Exhibit 2 to this Schedule 13D, which is incorporated herein by reference.  To the extent the Support Agreements specifically reference the Merger Agreement, the foregoing description of the Support Agreements is also qualified by reference to the specific references to the Merger Agreement filed as Exhibit 3 to this Schedule 13D, which specific references are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, dated as June 3, 2016, (incorporated by reference to Exhibit A to the Schedule 13D/A filed by the Reporting Persons with the SEC on June 3, 2016).
2.	Form of Support Agreement (incorporated by reference to Exhibit 99.3 filed by the Issuer with the SEC on August 8, 2016).
3.
Agreement and Plan of Merger, dated August 6, 2016, among the Steinhoff International Holdings N.V., Stripes US Holding, Inc., Stripes Acquisition Corp., and Mattress Firm Holding Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on August 8, 2016) (only those portions of the Agreement and Plan of Merger that are specifically referenced by the Support Agreements are filed under this Item 7).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2016

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P.,
its managing member

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

[Signature Page to Schedule 13D]

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC,
its general partner

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE INVESTORS IV LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title:	Managing Director

[Signature Page to Schedule 13D]